SECURITI 05037307 SSION

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RECD S.E.C.
FEB 2 8 2005
1086

A... FORM X-17A-5
PART III

SEC FILE NUMBER
8-40742

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Carret Securities LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 West 57th Street, 20th Floor
(No. and Street)

New York (City) New York (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marco Vega, President (212) 593-3800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Marco Vega, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carret Securities LLC ,as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

IRENE TARNOWSKI
Notary Public, State of New York
No. 01TA5029025
Qualifed in Nassau County
Certificate Filed In New York County
Commission Expires June 13, 2006

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CARRET SECURITIES LLC
(a wholly owned subsidiary of Carret Asset Management Group, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Member
Carret Securities LLC
New York, New York

We have audited the accompanying statement of financial condition of Carret Securities LLC (a wholly owned subsidiary of Carret Asset Management Group, LLC) as of December 31, 2004, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Carret Securities LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
January 24, 2005

CARRET SECURITIES LLC
(a wholly owned subsidiary of Carret Asset Management Group, LLC)

Statement of Financial Condition
December 31, 2004

ASSETS	
Cash	$ 36,546
Due from clearing broker	483,930
Deposit with clearing broker	99,830
Prepaid expenses and other	30,073
	$ 650,379
LIABILITIES AND MEMBER'S CAPITAL	
Liabilities:	
Note payable to clearing broker	$ 91,667
Accrued interest payable	1,833
Due to Parent	62,243
Accounts payable and accrued expenses	51,595
	207,338
Member's capital	443,041
	$ 650,379

See notes to statement of financial condition

NOTE A - ORGANIZATION AND BUSINESS

Carret Securities LLC (the "Company") was organized as a Delaware limited liability company in September 2000 as a wholly owned subsidiary of Carret and Company LLC. Effective May 19, 2004, pursuant to an Asset Purchase Agreement, Carret and Company LLC sold substantially all of its assets, net of certain liabilities, to an unrelated newly formed Delaware limited liability company, Carret Asset Management Group, LLC ("CAM Group"). All of the existing assets, liabilities and equity of the Company were included in the purchase by CAM Group and carried over at their respective book values, determined by management to represent fair value, as of the acquisition date. Accordingly, as of May 19, 2004, the Company became a wholly owned subsidiary of CAM Group (the "Parent" or "Member").

The Company is a registered broker/dealer and a member of the National Association of Securities Dealers, Inc. The Company operates as an introducing broker and clears all securities transactions on a fully disclosed basis pursuant to a clearing agreement with a correspondent broker that is a member of the New York Stock Exchange. Accordingly, the Company operates under the exemptive provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

Except as otherwise expressly provided in the Delaware Limited Liability Company Act (the "Delaware Act"), the debts, obligations, and liabilities of the Company shall be solely the debts, obligations, and liabilities of the Company, and no member shall be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being a member. Except as otherwise expressly provided in the Delaware Act, the liability of each member shall be limited to the amount of capital contributions, if any, required to be made by such member in accordance with the provisions of the Limited Liability Agreement, but only when and to the extent the same shall become due pursuant to the provisions of the Agreement.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Income taxes:

As a wholly owned limited liability company, the Company is not subject to federal, state, and local taxes. All items of income, expenses, gains and losses are reportable by the Member for tax purposes.

[2] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE C - DEPOSIT WITH CLEARING BROKER AND FORGIVABLE PROMISSORY NOTE PAYABLE

The Company owns a short-term United States Government Treasury bill held in a separate account with the clearing broker to satisfy its required deposit under the clearing agreement.

In October 2002, the Company's clearing broker provided a $275,000 loan to the Company, which executed a forgivable promissory note payable (the "Note") to the clearing broker. The note accrues interest at the rate of 8% per annum. The last installment of principal and accrued interest thereon totaling $99,000 is due and payable on September 30, 2005.

NOTE C - DEPOSIT WITH CLEARING BROKER AND FORGIVABLE PROMISSORY NOTE PAYABLE (CONTINUED)

Pursuant to the terms of the note, each annual installment of principal and interest shall be forgiven if the Company continues its present clearing brokerage arrangement, or enters into a new clearing agreement with the broker, and such arrangement or new agreement has not been terminated by the annual installment due date. Any unforgiven principal amount and all accrued interest thereon becomes immediately due and payable on an accelerated basis upon the termination of the clearing arrangement or the commencement of any proceeding to adjudicate the Company bankrupt or insolvent, or seeking to liquidate or reorganize the Company. During 2004, $106,333 including accrued interest of $14,667 was forgiven.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $384,140, which was $334,140 in excess of its required net capital of $50,000, and the Company's ratio of aggregate indebtedness to net capital was 53.95%.

NOTE E - RELATED PARTY TRANSACTIONS

Certain expenses are allocated to the Company by its Parent based on percentages of estimated usage of facilities and personnel. The percentages are updated periodically. At December 31, 2004, the Company owed the Parent $62,243 representing the unpaid balance of estimated expenses allocated during the year.

NOTE F - CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counterparties in the above situation. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business. The Company's clearing broker is highly capitalized and a member of major securities exchanges.

The Company keeps cash with a major bank. Account balances may exceed the FDIC insurance limit.

NOTE G - COMMITMENTS AND CONTINGENT LIABILITIES

[1] The Parent sponsors a 401(k) plan covering substantially all employees. All employees, age 21 or older, are eligible to participate in the plan on the first day of the quarter succeeding their entry date. The employees are eligible to contribute up to the annual dollar amount permitted by law ($13,000 in 2004) and the plan contains a matching provision whereby the Company contributes 3%, up to a maximum of $3,600, of the employee's annual earnings for all those participants who remained employed as of year-end.

[2] The Company has a five-year employment agreement through January 30, 2005 with a key employee. Pursuant to the agreement, the employee is entitled to receive compensation based on 45% of gross commissions collected from the accounts which the employee represents.

[3] In the normal course of its business, the Company may be involved in litigation matters. In November 2004, a lawsuit was commenced seeking an unspecified amount of damages for alleged activities of certain affiliated individuals. The complaint also named the Company and several prior and present affiliates as defendants. It is the opinion of management that it has meritorious defenses to this action; however, the ultimate outcome of this matter is not presently determinable. The Company believes that the ultimate resolution of this matter will not have a material adverse effect on its financial position.